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                                                                 EXHIBIT 99.3(a)


                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                     (in thousands, except per share data)


                                               Three Months Ended March 31,
                                               ----------------------------
                                                 1998                 1997
                                               --------             -------
Revenue                                        $ 46,914             $ 30,224
Cost of revenue                                  38,603               25,359
                                               --------             --------
Gross profit                                      8,311                4,865
General and administrative expenses               1,614                1,002
                                               --------             --------
Operating income                                  6,697                3,863
Other expense (income):
  Interest expense                                   42                  255
  Interest income                                   (67)                 (19)
                                               --------             --------
                                                    (25)                 236
                                               --------             --------
Income before income taxes                        6,722                3,627
Income taxes                                      2,489                    -
                                               --------             --------
Net income                                     $  4,233             $  3,627
                                               ========             ========
Pro forma data:/(1)/
Income before income taxes                     $  6,722             $  3,627
Income taxes                                      2,489                    -
Pro forma income taxes
related to operations as S Corporation                -                1,379
                                               --------             --------
Pro forma net income                           $  4,233             $  2,248
                                               ========             ========
Pro forma per share data:
Pro forma basic earnings per share/(2)/        $   0.36             $   0.29
                                               ========             ========
Pro forma diluted earnings per share/(2) (3)/  $   0.36             $   0.29
                                               ========             ========
Weighted-average shares/(2)/                     11,612                7,854
                                               ========             ========
Adjusted weighted-average shares/(2) (3)/        11,717                7,854
                                               ========             ========
Depreciation and amortization
included in expense above                      $    993             $    647
                                               ========             ========
-------------------
(1) Pro forma information gives effect to federal and state income taxes as if the Company had been a C Corporation for tax purposes during both periods presented.

(2) Includes the initial public offering completed on April 9, 1997 and retroactively restates the two-for-one stock split effective October 28, 1997.

(3) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.